4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES APPOINTMENT TO BOARD OF DIRECTORS

WINNIPEG, Manitoba – (July 13, 2006) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company, today announced that Kishore Kapoor, CA has joined its board of directors. Mr. Kapoor was a founder of Assante Corporation, and subsequently served as Executive Vice-President Corporate Development of Loring Ward International Ltd.

“Mr. Kapoor’s business development experience will be invaluable and will make an important contribution to Medicure’s future success as we continue to focus on the commercialization of Medicure's pipeline of cardiovascular products,” commented Medicure’s President and CEO, Albert D. Friesen, PhD.

Mr. Kapoor will be replacing Dr. William Cochrane who has resigned from Medicure’s board of directors. “We thank Dr. Cochrane for his dedicated service on our board, and wish him well in his future endeavors,” stated Dr. Friesen.

Medicure’s Board now consists of:

  Albert D. Friesen, PhD (Chairman), President & CEO, Medicure Inc.
  Arnold Naimark, MD, F.R.C.P. (C), F.R.S.C, Director of the University of Manitoba Centre for the Advancement of Medicine, Past President of the University of Manitoba
  Gerald McDole, MBA, Independent Corporate Director, Past President AstraZeneca Canada Inc.
  Kishore Kapoor, CA, Independent Corporate Director, Co-Founder of Assante Corporation and Loring Ward International Ltd.
  Peter Quick, BE, Independent Corporate Director, Past President and CEO of Quick & Reilly, Inc. and a former President of the American Stock Exchange

About Kishore Kapoor
Mr. Kapoor is a Corporate Director. He is presently a director of MTS, a public company listed on the Toronto Stock Exchange. From November 2003 to June 2005, Mr. Kapoor was Executive Vice-President Corporate Development of Loring Ward International Ltd., which was formed to hold the U.S. operations of Assante Corporation. As one of the founders of Assante Corporation, Mr. Kapoor was its Executive Vice-President Corporate Development from March 1994 to November 2003. Prior to founding Assante Corporation, Mr. Kapoor was a tax partner with KPMG LLP. In his 14 years with KPMG LLP, he specialized in offering clients advice on tax, corporate finance, mergers and acquisitions, and development of corporate strategy in a wide range of industries, including those in the biotechnology sector.

Assante Corporation provides integrated wealth management solutions to Canadians through a network of financial advisors across Canada. Assante Corporation is a wholly owned subsidiary of CI Financial Inc., a Canadian public company with approximately $73.6 billion in fee-earning assets at June 30, 2006

Loring Ward International Ltd. is a public company which provides wealth and life management services tailored to the individual needs of high net worth clients in the U.S.

Mr. Kapoor’s appointment to Medicure’s Board of Directors is subject to regulatory approval.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com